Exhibit 99.2

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross”)
25 York Street, 17th Floor
Toronto, Ontario
M5J 2V5

2.	Date of Material Change

September 17, 2010

3.	News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on September 17, 2010 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

On September 17, 2010, Kinross and Red Back Mining Inc. (“Red Back”) completed their previously announced arrangement, pursuant to which Kinross acquired all of the issued and outstanding common shares of Red Back that it did not already own, for consideration consisting of 1.778 Kinross common shares and 0.11 of a Kinross common share purchase warrant for each Red Back common share (the “Transaction”).

5.	Full Description of Material Change

On September 17, 2010, Kinross and Red Back completed their previously announced arrangement, pursuant to which Kinross acquired all of the issued and outstanding common shares of Red Back that it did not already own, for consideration consisting of 1.778 Kinross common shares and 0.11 of a Kinross common share purchase warrant for each Red Back common share. Outstanding options to acquire Red Back shares have been replaced with options to acquire Kinross shares, adjusted in accordance with the same ratio.

The Transaction was carried out by way of a court-approved plan of arrangement under the Canada Business Corporations Act. Shareholder approval for the Transaction was received by Red Back and by Kinross at each of their shareholder special meetings held on September 15, 2010. The Red Back common shares are expected to be delisted from the Toronto Stock Exchange on September 22, 2010.

The Kinross common share purchase warrants issued in connection with the Transaction are expected to commence trading on the Toronto Stock Exchange under the symbol “K.WT.D” on September 22, 2010.

Further information regarding the Transaction may be found in the management information circular prepared by Kinross dated August 16, 2010, as supplemented by a supplement dated September 3, 2010,  in connection with the special meeting of Kinross shareholders held on September 15, 2010.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

8.	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Administration and Corporate Secretary, at (416) 365-5198.

9.	Date of Report

September 17, 2010